Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2022

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of March 31, 2022 and December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	March 31,2022	December 31, 2021
		(unaudited)
Assets
Current assets
Cash and cash equivalents	3	209,304	211,143
Financial investments	4	748,329	973,294
Trade receivables	5	806,201	593,263
Inventories	6	158,220	158,582
Recoverable taxes		37,409	38,811
Derivative financial assets	13	-	301
Related parties	7	4,693	4,571
Other assets		76,474	66,962
Total current assets		2,040,630	2,046,927
Non-current assets
Deferred income tax	21	336,839	321,223
Recoverable taxes		22,216	22,216
Financial investments	4	27,582	40,762
Derivative financial assets	13	-	560
Related parties	7	6,929	6,819
Other assets		56,503	57,534
Investments and interests in other entities	8	137,655	126,873
Property and equipment	9	73,565	73,885
Right-of-use assets	10	31,667	35,960
Intangible assets	11	3,253,894	3,257,360
Total non-current assets		3,946,850	3,943,192
Total assets		5,987,480	5,990,119

Liabilities
Current liabilities
Trade payables		132,747	103,292
Labor and social obligations	15	171,427	157,601
Taxes and contributions payable		6,762	7,953
Income taxes payable		18,498	37,775
Advances from customers	5	170,461	35,291
Lease liabilities	10	18,513	20,122
Loans and financing	12	26,032	228,448
Derivative financial liabilities	13	3,452	-
Accounts payable to selling shareholders	14	823,154	799,553
Other liabilities		21,278	3,176
Total current liabilities		1,392,324	1,393,211
Non-current liabilities
Labor and social obligations	15	295	661
Lease liabilities	10	18,749	22,996
Loans and financing	12	1,525,580	1,602,879
Derivative financial liabilities	13	207,308	223,561
Provision for legal proceedings	24	1,274	1,398
Accounts payable to selling shareholders	14	894,234	869,233
Other liabilities		956	946
Total non-current liabilities		2,648,396	2,721,674
Total liabilities		4,040,720	4,114,885

Equity	16
Share capital		11	11
Capital reserve		2,203,857	2,203,857
Treasury shares		(199,809)	(180,775)
Share-based compensation reserve		78,714	90,813
Accumulated losses		(136,013)	(238,672)
Equity attributable to equity holders of the parent		1,946,760	1,875,234
Non-controlling interests		-	-
Total equity		1,946,760	1,875,234
Total liabilities and equity		5,987,480	5,990,119

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2022 and 2021

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2022	March 31, 2021
		(unaudited)	(unaudited)
Revenue	18	430,037	331,672
Cost of sales	19	(116,578)	(87,125)
		313,459	244,547
Gross profit

Selling expenses	19	(164,353)	(119,658)
General and administrative expenses	19	(86,100)	(74,306)
Other income, net		17,394	1,525

Operating profit		80,400	52,108

Finance income	20	159,233	9,940
Finance costs	20	(125,101)	(38,614)
Finance result	20	34,132	(28,674)

Share of loss of equity-accounted investees		(5,642)	(1,023)

Profit before income taxes		108,890	22,411
Income taxes - income (expense)
Current		(21,847)	(17,353)
Deferred		15,616	6,753
	21	(6,231)	(10,600)

Net profit for the period		102,659	11,811

Profit for the period attributable to:
Equity holders of the parent		102,659	11,811
Non-controlling interests		-	-

Basic earnings per share - in Brazilian reais	17
Class A		1.83	0.21
Class B		1.83	0.21
Diluted earnings per share - in Brazilian reais	17
Class A		1.82	0.20
Class B		1.83	0.21

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2022 and 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total equity
Balances at December 31, 2020	11	2,200,645	-	80,817	(80,589)	2,200,884

Net profit for the period	-	-	-	-	11,811	11,811
Total comprehensive income	-	-	-	-	11,811	11,811
Share-based compensation plan	-	-	-	8,371	-	8,371
Purchase of treasury shares	-	-	(53,027)	-	-	(53,027)
Investment shares transferred (Note 15)	-	-	1,801	(1,801)	-	-
Balances at March 31, 2021 (unaudited)	11	2,200,645	(51,226)	87,387	(68,778)	2,168,039

	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total equity
Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

Net profit for the period	-	-	-	-	102,659	102,659
Total comprehensive income	-	-	-	-	102,659	102,659
Share-based compensation plan	-	-	-	3,590	-	3,590
Purchase of treasury shares (Note 16.b)	-	-	(34,723)	-	-	(34,723)
Restricted stocks transferred	-	-	15,689	(15,689)	-	-
Balances at March 31, 2022 (unaudited)	11	2,203,857	(199,809)	78,714	(136,013)	1,946,760

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2022 and 2021

(In thousands of Brazilian reais)

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes	108,890	22,411
Adjustments to reconcile profit before income taxes to cash from operations
Depreciation and amortization	65,781	48,052
Inventory reserves	2,399	2,224
Allowance for expected credit losses	(6,231)	3,889
Loss on sale/disposal of property and equipment and intangible	(78)	133
Fair value change in financial derivatives	(11,653)	-
Changes in accounts payable to selling shareholders	7,028	(2,188)
Share of loss of equity-accounted investees	5,642	1,023
Share-based compensation plan	6,195	9,366
Accrued interest on loans and financing	48,770	3,689
Interest accretion on acquisition liability	43,930	27,381
Income from financial investments	(20,560)	(3,766)
Interest on lease liabilities	1,161	1,019
Provision for legal proceedings	95	646
Provision for payroll taxes (restricted stock units)	(3,260)	(521)
Foreign exchange income (expenses), net	(105,306)	279
Gain on changes of interest of investment	(16,413)	-
Other financial cost/revenue, net	(923)	(359)
	125,467	113,278

Changes in assets and liabilities
Trade receivables	(206,926)	(109,075)
Inventories	2,115	3,578
Recoverable taxes	3,182	(477)
Other assets	(8,010)	(3,931)
Trade payables	29,455	12,118
Labor and social obligations	14,115	2,335
Taxes and contributions payable	(1,206)	(2,804)
Advances from customers	135,170	73,783
Other liabilities	9,424	423

Cash flows from operations	102,786	89,228

Income taxes paid	(42,682)	(46,988)
Interest paid on lease liabilities	(1,307)	(860)
Interest paid on accounts payable to selling shareholders	(378)	(4,153)
Interest paid on loans and financing	(15,580)	(3,567)
Net cash flows from operating activities	42,839	33,660

Investing activities
Acquisition of property and equipment	(6,672)	(2,998)
Payment of investments and interests in other entities	(18)	(25,027)
Acquisition of subsidiaries, net of cash acquired	-	(15,217)
Acquisition of intangible assets	(45,812)	(32,701)
(Purchase) maturity of financial investments	258,705	55,117
Net cash flows from (used in) investing activities	206,203	(20,826)

Financing activities
Purchase of treasury shares	(34,723)	(53,026)
Payment of lease liabilities	(6,293)	(3,390)
Payments to owners to acquire entity’s shares	(1,977)	(18,493)
Loans and financing paid – principal	(205,803)	(1,700)
Loans and financing transaction costs	(57)	-
Net cash flows used in financing activities	(248,853)	(76,609)

Foreign exchange effects on cash and cash equivalents	(2,028)	(279)

Decrease in cash and cash equivalents	(1,839)	(64,054)

Cash and cash equivalents
At the beginning of the period	211,143	424,410
At the end of the period	209,304	360,356
Decrease in cash and cash equivalents	(1,839)	(64,054)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

For the three-month period ended March 31, 2022

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 20, 2022.

1.2	Significant events during the period

(a)	Financial transactions

Loan liquidation

On January 3, 2022, the Company paid in full a loan through one of its subsidiaries Arco Educação, in the amount of R$ 201,883.

Acquisition of PGS and Mentes do Amanhã

On February 3, 2022, Arco concluded the acquisition of the following solutions from Pearson Education do Brasil Ltda.

(i) PGS: a K-12 bilingual courseware and teaching methodology, previously known as Pearson Global School; and (ii) Mentes do Amanhã (“Mentes”): a K12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy and technology).

The purchase consideration consists of: (i) R$ 5,507 paid in February 2022; and

(ii) R$ 8,701 which will be settled until May 2022.

This transaction broadens Arco’s supplemental market presence by adding high-quality solutions with pricing complementary to its portfolio. Arco believes in the large potential for English as a Second Language and in the favorable market trends for 21st century skills. An even stronger portfolio better positions Arco to capture this demand outside Arco’s school base.

Shares repurchase

During the three-month period ended March 31, 2022, the Company purchased an aggregate amount of 338,718 Class A common shares for a total of approximately US$ 6.6 million. This repurchase was made in accordance with the Repurchase Program mentioned in Note 16.

(b)	Information related to Covid-19 pandemic

In January 2021, the COVID vaccine began to be applied in Brazil. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers. Currently the vaccine is available to all the adult population in Brazil and children above the age of 5 years old, and the vaccination campaign has maintained a rapid pace since its beginning.

After the holiday celebrations at the end of 2021, there was an increase in the number of COVID-19 cases in Brazil. During January 2022, state and municipal governments took restrictive measures to contain a possible new wave of the virus. These measures have been relaxed as the number of cases decreased compared to the beginning of the year.

Currently, the Country presents an optimistic scenario and is believed to be closer to the end of the pandemic, since on average 85,9% of the Brazilian population are vaccinated with at least the first dose, and about 77,2% of the population are fully vaccinated according to information from Brazilian health authorities.

The initial restrictive measures taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities at the beginning of the pandemic. However, in 2022 school activities returned to the presential modality. The mandatory use of masks is occurring in stages, with restrictions over some activities being gradually released.

Notwithstanding the above, despite the gradual release of the restrictions by the authorities, most of the Company’s workforce is working on site applying a hybrid model. The Company continues putting in place protocols to safeguard the health and safety of the Company’s employees, customers, and suppliers. The alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

As of March 31, 2022, the Company did not recognize any additional expenses related to COVID-19, mainly due to flexibility of restricted measures and the high percentage of the target population vaccinated in Brazil.

Notwithstanding the above, given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry in Brazil or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debts due to the current economic scenario.

•	An adverse change in the fair value of financial instruments recognized on the Company’s books.

•	The need for renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

The Company does not expect to incur additional expenses from COVID-19, but Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business operations, financial performance, financial position, and cash flows.

2	Significant accounting policies

2.1 Basis for preparation of the consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2021.

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2021.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting judgments, estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2021.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

2.2 Changes in accounting policies and disclosures

New and amended standards and interpretations

Several new or amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company's financial statements:

•	Definition of Accounting Estimates (Amendments to IAS 8)
•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
•	IFRS 17 Insurance Contracts
•	Classification of liabilities as current or non-current (amendments to IAS 1)
•	Reference to the Conceptual framework (amendments to IFRS 3)
•	Property, plant and equipment - proceeds before intended use (amendments to IAS 16)
•	Onerous contracts - cost of fulfilling a contract (amendments to IAS 37)
•	Annual improvements to IFRS standards 2018-2020
•	Disclosure of accounting policies (amendments to IAS 1 and IFRS Practice Statement 2)

3	Cash and cash equivalents

	March 31, 2022	December 31, 2021
	(unaudited)
Cash and bank deposits	16,281	20,085
Bank deposits in foreign currency (a)	2,853	154
Cash equivalents (b)	190,170	190,904
	209,304	211,143

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions. As of Mach 31, 2022, the average interest on these CDBs was equivalent to 92.0% (December 31, 2021: 90.4%) of the Interbank Certificates of Deposit (“CDI”). The average CDI rate for twelve-months period ended March 31, 2022 was 6.40% (December 31, 2021: 4.39%) These financial investments are available for immediate use and have insignificant risk of changes in value.

4	Financial investments

	March 31, 2022	December 31, 2021
	(unaudited)
Financial investments (a)	775,405	1,013,550
Other	506	506
	775,911	1,014,056
Current	748,329	973,294
Non-current	27,582	40,762

(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications, managed by highly credit-rated financial institutions. As of March 31, 2022, the average interest on these investments is equivalent to 101.6% (2021: 101.7%) of the CDI. The average CDI rate for the twelve-months period ended March 31, 2022 was 6.40% (December 31, 2021: 4.39%).

5	Trade receivables

	March 31, 2022	December 31, 2021
	(unaudited)
From sales of educational content	883,666	676,787
From related parties (Note 7)	3,436	3,608
	887,102	680,395
(-) Allowance for expected credit losses	(80,901)	(87,132)
	806,201	593,263

As of March 31, 2022, and December 31, 2021, the aging of trade receivables was as follows:

	March 31, 2022	December 31, 2021
	(unaudited)
Neither past due nor impaired	779,216	567,490

Past due	107,886	112,905

1 to 60 days	32,596	15,383
61 to 90 days	10,134	8,403
91 to 120 days	3,128	10,347
121 to 180 days	6,756	16,284
More than 180 days	55,272	62,488
	887,102	680,395

The movement in the allowance for expected credit losses for the three-month periods ended March 31, 2022 and 2021, was as follows:

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Balance at beginning of the period	(87,132)	(63,434)
(Additions) reversals	6,231	(3,889)
Receivables written off during the period as uncollectible	-	4
Balance at end of period	(80,901)	(67,319)

Advances from customers

The Company receives advance from customers mainly at the beginning of the year when parents purchase educational content for the current school year. The educational content is delivered in up to four stages, and as the material is delivered, revenue is recognized, and the advance from customers is offset.

As of March 31, 2022, the Company has R$170,461 (R$35,291 in December 2021) of advances from customers recorded in liabilities for which the material was not delivered in the current period.

The increase of the balance is due the growth on the business to consumer (B2C) sales model which represents 28.5% of revenue as of March 31, 2022 (17.8% as of March 31, 2021).

6	Inventories

	March 31, 2022	December 31, 2021
	(unaudited)
Educational content	71,833	75,778
Educational content in progress (a)	74,983	71,314
Consumables and supplies	2,285	2,128
Inventories held by third parties	9,119	9,362
	158,220	158,582

(a)	Costs being incurred to produce educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2022	December 31, 2021
Assets	(unaudited)
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. – Note 5 (a)	3,436	3,546
OISA Tecnologia e Serviços Ltda. (d)	-	62
	3,436	3,608
Other assets
Arco Instituto de Educação (b)	1,794	1,373
	1,794	1,373
Loans to related parties
Minority shareholders - Geekie (c)	4,693	4,571
Minority shareholders - EI (e)	6,909	6,750
Former shareholders - Eduqo (f)	4	4
Former shareholders - Edupass (f)	16	65
	11,622	11,390
Current	4,693	4,571
Non-current	6,929	6,819

Liabilities
Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	-	9
	-	9
Other liabilities
OISA Tecnologia e Serviços Ltda. (d)	11	258
	11	258

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,873	1,829
OISA Tecnologia e Serviços Ltda. (d)	2	5
	1,875	1,834

Finance income
Geekie Partners S.A. (c)	122	22
OISA Tecnologia e Serviços Ltda.	-	19
Minority shareholders - EI (e)	159	87
	281	128

(a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	Arco is a founding member of Instituto Arco de Educação ("Arco Instituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the payment term is under negotiation between the parties.

(c)	On January 17, 2019, the Company loaned R$ 4,000 to the current minority shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the three-month period ended March 31, 2022, the Company recognized R$ 122 of interest income. The transaction was intended to support Geekie’s working capital needs.

(d)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of March 31, 2022, the amount to be transferred to OISA is R$ 11 and during the three-month period the recognized revenue from financial intermediation was R$ 2.

(e)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the three-month period ended March 31, 2022, the Company recognized R$ 159 of interest income.

(f)	Amount due from former shareholders of Eduqo and Edupass, which the payment is under negotiation between the parties. These amounts are not subject to financial charges.

Key management personnel compensation

Key management personnel compensation comprised the following:

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Short-term employee benefits	23,408	18,688
Share-based compensation plan	10,321	10,729
	33,729	29,417

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 15).

8	Investments and interests in other entities

(a)	Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”) acquired 9,670 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. The Company paid R$ 9,670, corresponding to a total interest of 14.5% in Bewater. On February 2, 2021, Bewater carried out a new round of capital injection, in which the Company acquired an additional 27 class B quotas, resulting in an 11.1% interest in the fund due to the dilution of its interest. On August 12, 2021, Bewater had a new round of investments, in which the Company acquired an additional 16 class B quotas, resulting in an 11.0% interest in the fund. On February 17, 2022, the Company acquired 19 class B quotas, in a new round of investments, keeping its 11.0% interest in the fund.

The fund made a minority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss.

INCO Limited (“INCO”)

On January 25, 2021, the Company entered into a Share Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which 8,571,427 series B ordinary shares were acquired, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. On April 27, 2021, Arco invested R$ 33,195 and an additional R$ 52,035 on September 27, 2021. In January 2022, INCO received a new capital contribution, in which the Company did not participate and now holds an 25.06% interest due to the dilution of its interest.

Due to the increase in the INCO's equity from capital contribution mentioned above, as of March 31, 2022, the Company had a gain of R$ 16,413. This amount is recognized in Other income (expenses) in profit and loss.

Based on the signed agreement, the Company does not have control of INCO but exercises significant influence over the entity since it is one of the four members of INCO’s Board of Directors.

Tera Treinamentos Profissionais Ltda (“Tera”)

On April 9, 2021, the Company entered into a Share Purchase Agreement with Tera Treinamentos Profissionais Ltda, a company that provides professional courses focused on the development of digital skills, according to which 8,234 shares were acquired, equivalent to 23,43% of the total stock capital of Tera, for a total amount of R$15,000. Based on the signed agreement, the Company does not have control of Tera but exercises significant influence over the entity.

9	Property and equipment

Reconciliation of carrying amount:

								March 31, 2022	March 31, 2021
								(unaudited)	(unaudited)
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total
Cost
At the beginning of the period	2,387	307	4,531	69,166	235	15,909	7,390	99,925	40,445
Additions	113	(11)	112	6,397	-	84	(23)	6,672	2,998
Business combination	-	-	-	-	-	-	-	-	145
Disposals	-	-	-	-	-	-	(2)	(2)	(167)
At the end of the period	2,500	296	4,643	75,563	235	15,993	7,365	106,595	43,421

Depreciation
At the beginning of the period	(612)	(198)	(1,158)	(8,005)	(50)	(9,035)	(6,982)	(26,040)	(14,358)
Depreciation charge for the period	(98)	(3)	(169)	(5,273)	(6)	(1,173)	(348)	(7,070)	(2,623)
Depreciation of disposals	-	-	-	-	-	-	80	80	41
At the end of the period	(710)	(201)	(1,327)	(13,278)	(56)	(10,208)	(7,250)	(33,030)	(16,940)

Net book value
At the beginning of the period	1,775	109	3,373	61,161	185	6,874	408	73,885	26,087
At the end of the period	1,790	95	3,316	62,285	179	5,785	115	73,565	26,481

Annual depreciation rates	10%	20%	10%	31%	10%	20% to 33%	33%

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the three-month periods ended March 31, 2022 and 2021.

10	Leases

The balance sheet shows the following amounts relating to leases:

	March 31, 2022	December 31, 2021
	(unaudited)
Right-of-use assets
Properties	30,972	35,221
Machinery and equipment	695	739
	31,667	35,960

	March 31, 2022	December 31, 2021
	(unaudited)
Lease liabilities
Current	18,513	20,122
Non-current	18,749	22,996
	37,262	43,118

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Right-of-use assets
At the beginning of the period	35,960	30,022
Additions	604	7,927
Disposal	-	(64)
Lease modification (a)	-	200
Depreciation expense	(4,897)	(3,424)
Business combination	-	112
At the end of the period	31,667	34,773

Average annual depreciation rate	29.0%	28.4%

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Lease liabilities
At the beginning of the period	43,118	35,220
Additions	604	7,927
Disposal	-	(70)
Lease modification (a)	-	200
Business combination	-	112
Interest expense	1,161	1,019
Payments of lease liabilities	(6,293)	(3,258)
Discounts on leases	(21)	(132)
Interest paid	(1,307)	(860)
At the end of the period	37,262	40,158

(a) Refers to price adjustments that occur annually as defined in the lease agreements.

The Company entered into a fiduciary agreement with Banco Safra S.A. in the amount of R$ 10,903 to guarantee payment due on the lease agreements of the São Paulo office. This financial agreement bears interest at the rate of 1.95% per annum. The lease payments are adjusted annually by the General Market Price Index (IGP-M).

The Company recognized rent expense from short-term leases and low-value assets of R$ 658 for the three-month period ended March 31, 2022 (March 31, 2021: R$ 2,252).

11	Intangible assets and goodwill

											March 31, 2022	March 31, 2021
											(unaudited)	(unaudited)
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license and development	Trademarks	Educational platform	Non-compete agreement	In Progress	Total	Total
Cost
At the beginning of the period	1,949,901	15,263	348,340	326,136	37,553	98,900	542,705	308,401	18,291	2,072	3,647,562	2,747,947
Acquisitions (a)	-	-	-	-	1,395	10,281	14,234	24,584	126	3,893	54,513	32,701
Disposals	-	-	-	-	-	-	-	-	-	-	-	(252)
Business combinations	-	-	-	-	-	-	-	-	-	-	-	40,130
Finalization of price allocation (b)	-	-	-	-	-	-	-	-	-	-	-	(4,000)
Transfer	-	-	-	-	-	-	-	4,861	-	(4,861)	-	-
At the end of the period	1,949,901	15,263	348,340	326,136	38,948	109,181	556,939	337,846	18,417	1,104	3,702,075	2,816,526

Amortization
At the beginning of the period	-	(8,553)	(73,605)	(82,857)	(26,134)	(26,291)	(53,874)	(112,895)	(5,993)	-	(390,202)	(198,310)
Amortization	-	(494)	(9,199)	(9,332)	(1,855)	(5,862)	(7,710)	(22,492)	(1,035)	-	(57,979)	(42,878)
Amortization of disposals	-	-	-	-	-	-	-	-	-	-	-	239
At the end of the period	-	(9,047)	(82,804)	(92,189)	(27,989)	(32,153)	(61,584)	(135,387)	(7,028)	-	(448,181)	(240,949)

Net book value
At the beginning of the period	1,949,901	6,710	274,735	243,279	11,419	72,609	488,831	195,506	12,298	2,072	3,257,360	2,549,637
At the end of the period	1,949,901	6,216	265,536	233,947	10,959	77,028	495,355	202,459	11,389	1,104	3,253,894	2,575,577

Annual amortization years	-	10	5 to 16	3 to 10	3	2 to 5	10 to 20	3 to 10	2 to 5	-

(a)	The acquisitions of the period are mainly due to the development of educational content from the 2022 school year, development of technology platforms for the supply of digital content, as well as licenses and software development for new projects.

(b)	Refers to Geekie purchase price allocation adjustment made upon completion of the calculation of the fair value of intangible assets in accordance with the period defined by IFRS 3. During the measurement period, the Company obtained new information about facts and circumstances that existed at the acquisition date and recognized an adjustment in goodwill and accounts payable to selling shareholders to reflect the new information obtained.

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	March 31, 2022	December 31, 2021
	(unaudited)
Core	1,474,166	1,474,166
Supplemental	475,735	475,735
	1,949,901	1,949,901

Impairment test for goodwill

The Company performs its annual impairment test in the last quarter of the previous year and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2021.

There were no indicators of impairment for the three-month periods ended March 31, 2022.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized over their respective useful lives. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if necessary.

For the three-month period ended March 31, 2022 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

12	Loans and financing

	Interest rate	Maturity	March 31, 2022	December 31, 2021
Bank loan	100% CDI + 2.7% pa	January/2022	-	201,990
Bank loan	8.1% pa	March/2022	-	310
Debentures (a)	100% CDI + 1.7% pa	August/2023	947,174	919,703
Bank loan (b)	3.7% pa	October/2023	52	62
Bank loan (c)	3.8% pa	October/2023	76	90
Bank loan	3.8% pa	November/2023	43	49
Bank loan (d)	USD + 2.4% pa	October/2024	48,014	61,649
Convertible notes (e)	8.0% pa	November/2028	556,253	647,474
			1,551,612	1,831,327
Current			26,032	228,448
Non-current			1,525,580	1,602,879

(a)	This amount is related to issuance of debentures in August 2021 to pay the amount due on the COC and Dom Bosco acquisition and will be settled in a single installment on August 25, 2023. The debentures bear interest of 100% CDI + 1.7% per annum, which will accrue and will also be payable on August 25, 2023. The debentures are guaranteed by Arco Educação S.A.

(b)	Loan acquired by Me Salva!, the Company’s subsidiary, for working capital. The amount will be settled in 3 installments until October 2023 and bear interest at the rate of 3.7% per annum.

(c)	Loan acquired by Eduqo, the Company’s subsidiary, for working capital. The amount is being paid monthly until October 2023 and bear interest at the rate of 3.8% per annum.

(d)	On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$ 11,020 thousand, equivalent to R$ 60,000, with an interest rate of 2.452% per annum. Since the operation was contracted in U.S. dollars, the Company holds swap derivatives to protect its exposure to foreign currency risk, which changes the effective interest rate for this loan to 100% CDI + 1.7% per annum. The loan payments are due quarterly in 12 installments, until October 28, 2024. The decrease in the current balance is mainly related to: (i) payment of R$ 5,455 related to first installment in February 2022; and (ii) exchange variation of R$ 8,680 recognized as financial income in statement of income.

(e)	On November 30, 2021, the Company issued convertible senior notes in the amount of US$ 150,000 with a value per share of $1.00, equivalent to R$ 825,285. These notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais. While the interests are payable quarterly, the principal amount will be paid in a single installment at the mature date, both in cash in United States dollars equivalents to the amount in Brazilian reais at the payment date.

Each note can be converted at any time during the term of the contract, at the option of the holders, into Arco’s Class A common shares at the agreed conversion rate, which is equivalent to an initial price of US$ 29 per share. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of the total shares of Arco (on an as-converted basis for the convertible senior notes). See Note 13 for further information.

The holders also have the right to require the Company to repurchase for cash, on any date on or after November 15, 2026, all or portion of the holders’ notes, at a repurchase price that is equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interests.

The Company determined that the convertible senior notes have an embedded put option to repurchase the convertible notes for cash. It is an embedded derivative that is not closely related to the contract host debt instrument, because the risks inherent in the derivative (equity risk) and the host are dissimilar. Therefore, the conversion option will be treated separately and classified as a derivative liability, see Note 13 for further information.

The host foreign currency debt will be measured subsequently at amortized cost, using the effective interest rate of 3.61% per annum, and thus is subject to foreign exchange changes.

The decrease in current balance is mainly due to exchange variation of R$ 98,654 recognized as financial income in statement of income. The remain variation is related to interest provisioned in the period.

All financing arranged by the Company is not subject to any financial covenants as of March 31, 2022.

13	Derivative financial assets and liabilities

The breakdown of financial derivatives is as follows:

	March 31, 2022	December 31, 2021
Assets
Financial derivatives
Swap Geekie (a)	-	861
	-	861
Current	-	301
Non-current	-	560

	March 31, 2022	December 31, 2021
Liabilities
Financial derivative
Swap Geekie (a)	10,281	-
Put option (b)	200,479	223,561
	210,760	223,561
Current	3,452	-
Non-current	207,308	223,561

(a)	On November 11, 2021, subsidiary Geekie entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the active end receives, on average, dollar plus 2.452% per annum and in the liability position it pays, on average, CDI plus 1.7% per annum. During the three-month period ended March 31, 2022 the Company recognized a net financial expense of R$ 11,860 as fair value adjustment in the statement of income. The Company also paid R$ 282 in February 2022, related to the first installment.

(b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of March 31, 2022.

The Company recognized an initial put option of US$32,995 separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. The Company recognize a net fair value adjustment of R$ 23,082 as finance income in profit and loss as of March 31, 2022. See Note 12 for further information.

14	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combinations and investments in associates is as follows:

	March 31, 2022	December 31, 2021
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	388,324	379,501
Acquisition of NS Educação Ltda. (b)	4,268	6,126
Acquisition of Positivo (c)	772,743	754,451
Acquisition of Studos (d)	5,610	5,472
Acquisition of EI (e)	245,635	234,493
Acquisition of Geekie (f)	232,479	224,759
Acquisition of Me Salva! (g)	22,916	21,880
Acquisition of Eduqo (h)	19,994	18,145
Acquisition of Edupass (i)	25,419	23,959
	1,717,388	1,668,786
Current	823,154	799,553
Non-current	894,234	869,233

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 24 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the three-month period ended March 31, 2022 the Company recognized R$ 8,823 of interest.

(b)	This amount was retained for any contingent liabilities that may arise, which final payment will be released in December 2022. In 2022, the Company paid R$ 1,871 related to settling of annual instalments. The amount is being adjusted based on the Interbank certificates of deposit (CDI) interest rate. During the three-month period ended March 31, 2022, the Company recognized R$ 13 of interest.

(c)	The amount represents the outstanding balance of the acquisition price and will be paid annually in November over 3 years (25% payable in 2022 and 75% payable in 2023 and 2024). The payment is secured by a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the three-month period ended March 31, 2022, the Company recognized R$ 18,292 of interest.

(d)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 8.2% for the last installment due in September 2022.

(e)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 8.2% for the last installment due in September 2022.

This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 11.9% (13.4% in 2021). The installment is payable on May 31, 2023 for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%.

During the three-month period ended March 31, 2022 the Company recognized R$ 6,617 of interest and the accounts payable increased by R$ 4,525.

(f)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 13.7%. The exercise price will be calculated for two different contents (“Geekie One” and “Geekie Others”) and is determined by the greater of:

Geekie One: 8 times Geekie’s ACV book value for 2022 less net debt, multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s ACV for 2022, less net debt, multiplied by the remaining interest of sellers. The amount is due on June 1, 2022.

Geekie Others: 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

During the three-month period ended March 31, 2022 the Company recognized R$ 6,617 of interest and the accounts payable increased by R$ 1,103.

(g)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 12.4% (13.7% in 2021). The payment of the retained portion is in the amount of R$ 1,124 and will be made in 4 equal annual installments, in June of each year until 2026. The payment of the second stage will be made in 2025 and the acquisition price of 40% is calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During the three-month period ended March 31, 2022 the Company recognized an interest expense of R$ 778 and the accounts payable increased by R$ 742.

(h)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7% (14.3% in 2021). The payment of the outstanding installments in the amount of R$ 17,097 and the earn out of R$2,896 will be made in 2 annual installments, in July of 2022 and 2023. The price adjustment of R$ 882 will be paid in a single installment in July 2022. The earn-out is calculated based on the estimated 2022 and 2023 revenue, plus cash generation. During the three-month period ended March 31, 2022 the Company recognized an interest expense of R$ 1,849.

(i)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7% (15.3% in 2021). The payment of the outstanding installments is in the amount of R$ 2,212 and will be made in 2 annual installments, in September 2022 and 2023, while the payment of the earn out will be made in March 2024, in the amount of R$ 23,207. The earn out is calculated based on the estimated 2023 revenue. During the three-month period ended March 31, 2022 the Company recognized an interest expense of R$ 802 and the accounts payable increased by R$ 658.

15	Labor and social obligations

	March 31, 2022	December 31, 2021
	(unaudited)
Labor and social obligations
Bonuses (a)	26,199	30,789
Payroll and social charges	94,037	96,343
Payroll accruals	43,209	24,225
Other labor	8,277	6,905
	171,722	158,262
Current	171,427	157,601
Non-current	295	661

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$13,238 during the three-month period ended March 31, 2022 (2021: R$ 7,337).

(b)	Share-based compensation plan

Geekie Plan

The beneficiaries exercised the options on March 31, 2022, which is under review for its payment until June 2022.

The fair value of the plan is calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest.

Although the valuation used in both calculations is the same, Arco recorded accounts payable to selling shareholders, and Geekie recorded stock options for employees who remained in the company after the acquisition without the possibility of liquidation in equity as labor and social obligations.

Restricted stock units

In 2019 the Company implemented a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees of the Company's subsidiaries and members of the Board of Directors, which will be available for sale by the beneficiaries annually, on their anniversary dates, except for the members of the Board, whose shares are restricted for sale for one year after vesting.

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance and performance as an employee, director or director of any company in the business group from the grant date until vesting. If a participant leaves the group or does not achieve the proposed performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. The total amount will be calculated based on the proposed goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements of outstanding shares from the grant date until March 31, 2022:

Number of restricted stock units
Outstanding at December 31, 2021	142,184
Granted (a)	2,404
Restricted stocks units transferred	(40,131)
Estimated forfeited	3,682
Outstanding at March 31, 2022	108,139

(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.

The total compensation expense for the three-month period ended March 31, 2022, including taxes and social charges, was R$10,321, (R$3,590 of principal and R$6,731 of taxes and contributions) net of estimated forfeitures. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date (a)	Final vesting date	Vesting period (% per year)	Total shares granted	Total shares cancelled	Total shares vested (b)	Total shares outstanding	Average fair value at grant date	Unit value average
30/04/2019	28/09/2021	3 years (33.33%)	542,760	(76,277)	(466,483)	-	68,800	126.76
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	319	206.66
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	274	177.71
15/10/2019	28/09/2021	3 years (33.33%)	37,929	(7,683)	(30,245)	-	7,593	200.18
23/01/2020	28/09/2022	3 years (33.33%)	13,000	-	(10,851)	3,910	2,788	214.48
02/03/2020	28/09/2022	3 years (33.33%)	36,673	(1,442)	(29,583)	10,279	8,762	238.93
04/03/2020	28/09/2021	3 years (33.33%)	13,164	-	(13,164)	-	3,346	254.21
03/09/2020	28/09/2022	3 years (33.33%)	3,600	(1,687)	(1,913)	-	883	245.18
19/11/2020	30/06/2022	1 year (100%)	3,562	(984)	(2,302)	1,781	772	216.63
19/11/2020	30/06/2021	1 year (100%)	3,086	-	(3,086)	-	669	216.63
10/02/2021	31/03/2023	3 years (33.33%)	8,400	-	(5,199)	2,054	1,723	205.11
10/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	50,200	-	(18,856)	24,242	10,296	205.11
23/02/2021	30/06/2022	1 year (100%)	1,838	-	(1,498)	1,838	366	198.87
26/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	9,366	(1,145)	(3,460)	4,296	1,841	196.58
15/04/2021	30/06/2022	1 year (100%)	1,836	-	(1,457)	1,836	291	158.28
01/06/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	475	(74)	(171)	208	70	148.28
24/06/2021	31/12/2021	1 year (100%)	89,808	(548)	(89,530)	-	14,837	165.21
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	5,000	-	(1,814)	2,204	590	118.02
30/09/2021	28/09/2023	3 years (33.33%)	3,000	-	(1,499)	1,787	354	118.02
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	4,000	-	(1,475)	1,827	472	118.02
30/09/2021	31/03/2025	4 years (20%, 20%, 30%, 30%)	75,000	-	(12,308)	49,489	8,852	118.02
30/09/2021	31/12/2021	1 year (100%)	3,107	-	(3,031)	-	367	118.02
30/09/2021	30/06/2022	1 year (100%)	1,543	-	(1,029)	1,392	182	118.02
30/09/2021	30/09/2021	1 year (100%)	167	-	(167)	-	20	118.02
25/03/2022	31/03/2024	3 years (40%, 30%, 30%)	2,000	-	(800)	996	194	96.84
25/03/2022	31/03/2022	1 year (100%)	500	-	(500)	-	48	96.84
Total			913,100	(89,840)	(703,507)	108,139	134,709

(a)	The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

(b)	Includes the number of Restricted Shares pro rata in relation to the vesting period not yet fulfilled, based on the number of days the participant worked for the Company during such vesting period until the closing of these financial statements, whose Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

Matching program

On February 26, 2021, the Company’s Restricted Shares Plan Advisory Committee approved the Company’s first Matching Program, pursuant to which the Company will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by the Company’s board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied.

Under the matching shares program, participants are required to (i) be employed or providing services to the Company through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely sell such shares.

All Class A shares, including the investment shares acquired by the participants of the Matching Program, will be available for sale by the beneficiaries annually, over four years, on March 31 of each year.

16	Equity

a.	Share capital

As of March 31, 2022, and December 2021, Arco’s share capital is represented by 56,851,399 common shares of par value of US$ 0.00005 each, comprised of 27,400,848 Class B common shares and 29,450,551 Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b.	Treasury shares

Repurchase program

On January 6, 2021, the Company’s Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, the Company may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

On March 31, 2021, the Company approved to increase the share repurchase limit of its existing share repurchase program established on January 6, 2021. Pursuant to the increased repurchase limit, Arco may repurchase up to 2,500,000 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on March 31, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

The following table reflects the movements of treasury shares repurchased until March 31, 2022:

Number of restricted stock units
As of December 31, 2021	605,316
Repurchase	338,718
Transferred – RSU’s program	(83,879)
As of March 31, 2022	860,155

As of March 31, 2022, the Company has a total of 860,155 of treasury Class A common shares under the Repurchase Program with an average price of US$ 21.3.

17	Earnings per share (EPS)

Basic

Basic EPS is calculated by dividing income attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the income attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	Three-month period ended			Three-month period ended
	March 31, 2022 (unaudited)			March 31, 2021 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Income attributable to equity holders of the parent	52,517	50,142	102,659	6,174	5,637	11,811
Weighted average number of common shares outstanding (thousand)	28,699	27,401	56,100	30,010	27,401	57,411
Effects of dilution from:
Share-based compensation plan (thousands)	108	-		220	-

Basic loss per share - R$	1.83	1.83		0.21	0.21
Diluted loss per share - R$	1.82	1.83		0.20	0.21

Diluted income per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

18	Revenue

The Company’s revenue is as follows:

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Educational content	423,223	330,840
Other	7,931	1,648
Deductions:
Taxes	(1,117)	(816)

Revenue	430,037	331,672

	March 31, 2022			March 31, 2021
	(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	344,562	77,544	422,106	263,458	66,566	330,024
Other	1,596	6,335	7,931	1,120	528	1,648
Total net revenue from contracts with customers	346,158	83,879	430,037	264,578	67,094	331,672

The Company recognized impairment expenses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, a reversal of R$ 6,231 and a loss of R$ 3,889 for the three-month periods ended March 31, 2022 and 2021, respectively.

Revenue Indirect tax benefits

According to Brazilian tax laws, the Company is subject to the taxation, with a zero-tax rate, of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

19	Expenses by nature

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Content providing	(51,551)	(46,628)
Operations personnel	(16,307)	(9,326)
Inventory reserves	(2,399)	(2,224)
Freight	(14,099)	(8,004)
Depreciation and amortization	(25,957)	(16,435)
Other	(6,265)	(4,508)
Cost of sales	(116,578)	(87,125)

Sales personnel	(68,675)	(57,072)
Depreciation and amortization	(26,413)	(25,454)
Sales & marketing	(12,485)	(5,101)
Customer support	(57,719)	(22,077)
Allowance for expected credit losses	6,231	(3,889)
Real estate rentals	(147)	(379)
Other	(5,145)	(5,686)
Selling expenses	(164,353)	(119,658)

Corporate personnel	(32,123)	(27,162)
Third party services	(16,400)	(19,861)
Real estate rents	(460)	(907)
Travel expenses	(1,236)	(116)
Tax expenses	(1,276)	(1,778)
Software licenses	(2,055)	(1,987)
Share-based compensation plan	(15,423)	(11,724)
Depreciation and amortization	(13,411)	(6,163)
Other	(3,716)	(4,608)
General and administrative expenses	(86,100)	(74,306)

Total	(367,031)	(281,089)

The increase in expenses for the three-month period ended March 31, 2022, compared to the previous year, is mainly due to inclusion of the companies acquired in 2021.

20	Finance result

	March 31,2022	March 31,2021
	(unaudited)	(unaudited)
Income from financial investments	22,739	4,867
Changes in fair value of financial investments (a)	-	13
Changes in fair value of financial derivatives (b)	23,082	-
Changes in accounts payable to selling shareholders	-	2,418
Foreign exchange gains	111,685	976
Interest income – Others	795	1,191
Other	932	475
Finance income	159,233	9,940

Changes in fair value of financial derivatives (b)	(11,429)	-
Changes in accounts payable to selling shareholders (Note 14)	(7,028)	(230)
Bank fees	(2,680)	(2,006)
Foreign exchange loss	(6,379)	(1,255)
Interest on liabilities related to acquisition of investments (c)	(43,930)	(27,381)
Interest on lease liabilities	(1,161)	(1,019)
Interest on loans and financing	(48,770)	(3,689)
Other	(3,724)	(3,034)
Finance costs	(125,101)	(38,614)

Finance result	34,132	(28,674)

(a)	Refers to gains on financial investments measured at FVTPL.

(b)	Amount related to changes in the fair value of the put option to convert senior notes and change in the fair value of swap derivatives. See Note 23 for further information.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

21	Income taxes

(a)	Reconciliation of income taxes expense

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Profit before income taxes	108,890	22,411
Combined statutory income taxes rate - % (a)	34%	34%

Income tax benefit (expense) at statutory rates	(37,023)	(7,620)

Reconciliation adjustments:
Share of loss of equity-accounted investees (b)	(1,918)	(348)
Effect of presumed profit of subsidiaries (c)	-	492
Permanent differences (d)	(1,728)	(2,391)
Stock option (e)	(886)	(338)
Exchange variation on loans and financing (f)	33,542	-
Other (additions) exclusions, net	1,782	(395)
	(6,231)	(10,600)

Current	(21,847)	(17,353)
Deferred	15,616	6,753
Income taxes benefit (expense)	(6,231)	(10,600)

Effective rate	6%	47%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(d)	Permanent differences of non-deductible expenses.

(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses.

(f)	Refers to the effect of 34% of the convertible senior note foreign exchange gains in Arco Platform, not taxable.

(b)	Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2021	Recognized in profit or loss	As of March 31, 2021
			(unaudited)
Deferred tax assets
Tax losses carryforward	104,329	4,375	108,704

Financial instruments from acquisition of interests	174,591	10,157	184,748
Other temporary differences	64,869	8,244	73,113
Share base compensation	10,377	1,786	12,163
Tax benefit from tax deductible goodwill	8,032	(836)	7,196
Amortization of intangible assets	22,161	1,885	24,046
Total deferred tax assets	384,359	25,611	409,970
Deferred tax liabilities
Financial instruments – put options on equity method investments	(9,231)	-	(9,231)
Tax benefit from tax deductible goodwill	(53,897)	(9,998)	(63,895)
Other temporary differences	(8)	3	(5)
Total deferred tax liabilities	(63,136)	(9,995)	(73,131)
Deferred tax assets (liabilities), net	321,223	15,616	336,839

Deferred tax assets	321,223		336,839
Deferred tax liabilities	-		-

22	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s chief executive officer, who is the chief operating decision maker for the purposes of assessing performance and allocating resources to the reportable segments, and making the Company’s strategic decisions.

The Company’s reportable segments are:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio-emotional skills are also offered.

The chief operating decision maker does not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of March 31, 2022, none of the Company’s customers individually represented more than 5% of our total revenue.

	Three-month period ended March 31, 2022 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	346,158	86,829	432,987	(2,950)	430,037
Cost of sales	(92,943)	(25,119)	(118,062)	1,484	(116,578)
Gross profit	253,215	61,710	314,925	(1,466)	313,459
Selling expenses	(136,404)	(27,949)	(164,353)	-	(164,353)
Segment profit	116,811	33,761	150,572	(1,466)	149,106
General and administrative expenses	-	-	-	-	(86,100)
Other income, net	-	-	-	-	17,394
Operating profit	-	-	-	-	80,400
Finance income	-	-	-	-	159,233
Finance costs	-	-	-	-	(125,101)
Share of loss of equity-accounted investees	-	-	-	-	(5,642)
Profit before income taxes	-	-	-	-	108,890
Income taxes expense	-	-	-	-	(6,231)
Profit for the period	-	-	-	-	102,659

Other disclosures
Depreciation and amortization	61,505	4,276	65,781	-	65,781
Investments in associates and joint ventures	137,655	-	137,655	-	137,655
Capital expenditures	45,459	7,515	52,974	(490)	52,484

	Three-month period ended March 31, 2021 (unaudited)
	Core	Supplemental	Total reportable segments
Net revenue	264,578	67,094	331,672
Cost of sales	(71,870)	(15,255)	(87,125)
Gross profit	192,708	51,839	244,547
Selling expenses	(99,753)	(19,905)	(119,658)
Segment profit	92,955	31,934	124,889
General and administrative expenses	-	-	(74,306)
Other income, net	-	-	1,525
Operating profit	-	-	52,108
Finance income	-	-	9,940
Finance costs	-	-	(38,614)
Share of loss of equity-accounted investees	-	-	(1,023)
Profit before income taxes	-	-	22,411
Income taxes expense	-	-	(10,600)
Profit for the period	-	-	11,811

Other disclosures
Depreciation and amortization	44,578	3,474	48,052
Investments in associates and joint ventures	33,638	-	33,638
Capital expenditures	33,626	2,073	35,699

Capital expenditures consist of additions to property and equipment and intangible assets. There were no inter-segment revenues or costs in the three-month period ended March 31, 2021.

Segment performance is evaluated based on segment profit and is measured consistently and on the same basis as profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Adjustments and eliminations refer to transactions due between companies in the Core and Supplemental segments, such as: loans, accounts payable, accounts receivable, sales and cost of sales. Segment assets and liabilities are measured on the same basis as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
March 31, 2022 (unaudited)
Total assets	5,589,971	406,829	5,996,800	(9,320)	5,987,480
Total liabilities	3,954,856	95,184	4,050,040	(9,320)	4,040,720
December 31, 2021
Total assets	5,637,667	378,520	6,016,187	(26,068)	5,990,119
Total liabilities	4,048,511	92,442	4,140,953	(26,068)	4,114,885

23	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVTPL	Assets at amortized cost	Total
March 31, 2022 (unaudited)
Cash and cash equivalents	-	209,304	209,304
Financial investments	-	775,911	775,911
Trade receivables	-	806,201	806,201
Related parties	-	11,622	11,622
Investments in financial instruments (Bewater)	9,814	-	9,814
Other assets (Instituto Arco)	-	1,794	1,794
	9,814	1,804,832	1,814,646

Financial assets	Assets at FVTPL	Assets at amortized cost	Total
December 31, 2021
Cash and cash equivalents	-	211,143	211,143
Financial investments	-	1,014,056	1,014,056
Trade receivables	-	593,263	593,263
Derivative financial assets	861	-	861
Related parties	-	11,390	11,390
Investments and interests in other entities	9,803	-	9,803
Other assets (Instituto Arco)	-	1,373	1,373
	10,664	1,831,225	1,841,889

Financial liabilities	Liabilities at FVTPL	Liabilities at amortized cost	Total
March 31, 2022 (unaudited)
Trade payables	-	132,747	132,747
Derivative financial liabilities	210,760	-	210,760
Accounts payable to selling shareholders	887,929	829,459	1,717,388
Leases liabilities	-	37,262	37,262
Loans and financing	-	1,551,612	1,551,612
	1,098,689	2,551,080	3,649,769

Financial liabilities	Liabilities at FVTPL	Liabilities at amortized cost	Total
December 31, 2021
Trade payables	-	103,292	103,292
Derivative financial liabilities	223,561	-	223,561
Accounts payable to selling shareholders (a)	867,264	801,522	1,668,786
Leases liabilities	-	43,118	43,118
Loans and financing	-	1,831,327	1,831,327
	1,090,825	2,779,259	3,870,084

(a)	The Company measures at fair value through profit or loss the contingent consideration arising from business combinations in accordance with IFRS 3.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Financial instruments at fair value through profit or loss

Derivative assets and liabilities

The Company maintains put options from investments and swap derivatives to protect its exposure to foreign currency risk, specifically for loans contracts. These derivatives are measured at fair value and are presented as financial assets when the fair value results in a gain, and as financial liabilities when the fair value results in a loss. Any gains or losses from these derivatives are recognized directly in the income statement.

As of March 31, 2022 and December 31, 2021, none of the Company’s derivatives has been designated as hedges for accounting purposes.

Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (expenses) in profit or loss. For the three-month period ended March 31, 2022, the Company recognized a net financial income of R$ 11,653.

Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	March 31, 2022	December 31, 2021
		(unaudited)
Financial assets
Derivative financial instruments	Level 2	-	861
Investments at fair value	Level 1	9,814	9,803

Financial liabilities
Derivative financial liabilities	Level 2	10,281	-
Derivative financial liabilities	Level 3	200,479	223,561
Accounts payable to selling shareholders	Level 3	887,929	867,264

As of March 31, 2022, and December 31, 2021, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

●	the use of quoted market prices or dealer quotes for similar instruments;
●	the fair value of derivatives is calculated with Black & Scholes; and
●	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in levels 1 and 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the three-month periods ended March 31, 2022 and 2021.

Recurring fair value measurements	Financial instruments liabilities	Accounts payable to selling shareholders
As of December 31, 2020	-	(861,385)
Acquisitions	-	(23,520)
Payment	-	22,646
Changes in accounts payable to selling shareholders	-	2,188
Interest expense	-	(23,075)
Other	-	4,000
As of March 31, 2021 (unaudited)	-	(879,146)

As of December 31, 2021	(223,561)	(867,264)
Changes in accounts payable to selling shareholders	-	(7,028)
Changes in derivative instruments fair value	23,082	-
Interest expense	-	(13,637)
As of March 31, 2022 (unaudited)	(200,479)	(887,929)

(iv) Transfers between levels 2 and 3

During the three-month periods ended March 31, 2022 and 2021, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company uses specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

●	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
●	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.
●	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.
●	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

24	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2020	465	52	849	1,366
Additions	262	720	274	1,256
Business combination	-	4	-	4
Reversals	(393)	(479)	(356)	(1,228)
Balance at December 31, 2021	334	297	767	1,398
Additions	77	-	19	96
Reversals	-	(220)	-	(220)
Balances at March 31, 2022 (unaudited)	411	77	786	1,274

As of March 31, 2022, the Company was party to lawsuits classified as possible losses totaling R$ 10,336 (R$ 9,004 as of December 31, 2021), as shown below:

	March 31, 2022	December 31, 2021
	(unaudited)
Civil (a)	7,083	7,032
Labor (b)	3,253	1,972
Total	10,336	9,004

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others;

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The decision is under the ongoing review of financial and legal advisors of the Company and its amount calculated will be further discussed in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

In light of the arbitration proceeding and based on IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered the amount due for the purchase price under the Investment Agreement payable to the non-controlling shareholder. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of net debt, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the due course of the arbitration. During the three-month period ended March 31, 2022, the Company recognized R$ 8,823 of interest expense based on the Sistema Especial de Liquidação e Custódia - SELIC rate. The use of the SELIC rate and the amount of interest to be paid are assumptions by the Company. These assumptions may differ from the actual rate of interest, the amount of interest that will be paid, as well as which party will be responsible for its payment, since they will be determined by the arbitration panel.

25	Transactions not involving cash

The Company carried out the non-cash activities in the three-month period ended March 31, 2022, which are not reflected in the statement of cash flows, mainly related to the effects of lease contracts signed in the period and acquisition of trademarks Mentes do Amanhã and PGS as described in Notes 10 and 11, respectively.

26	Subsequent events

Shares repurchase

From April 1st, 2022, until May 24, 2022, the Company purchased an aggregate amount of 145,597 Class A common shares for a total of approximately US$ 2,653 thousand. This repurchase was made in accordance with the Repurchase Program mentioned in Note 16.

Corporate restructuring

On May 1, 2022, the Company completed a corporate reorganization through the incorporation of P2D Educação Ltda. by Companhia Brasileira de Educação de Sistemas de Ensino S.A.

***